Exhibit 99.1

Press release

Biophytis announces the drawing of the second tranche of ORNANE under the 2021 Atlas Contract for €4 million

Paris (France), Cambridge (Massachusetts, U.S.), June 30th, 2022, 11:00 pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces the issuance of the 160 Bonds Redeemable in Cash and New and Existing Shares (ORNANE) for a total amount of €4 million under its existing convertible bond agreement with Atlas, a specialized investment fund based in New York (United States) for €32 million (the "2021 Atlas Contract").

On June 14, 2021, Biophytis announced a convertible line of €32 million from Atlas. The financing instrument allows the issuance of 1,280 ORNANE, at a par value of €25,000 each. The €32 million total financing are to be drawn by Biophytis over the following 3 years, through 8 successive tranches of €4 million each. This is the second drawing from this instrument.

The Company will keep the shareholders informed of the exercise of the ORNANE issue warrants and the subsequent conversions, through a summary table of issue warrants, the ORNANE, and the number of shares in circulation, which will be available on the Company website.

Reminder of the main characteristics of the 2020 Atlas ORNANE contract issued

The ORNANE do not bear interest and have a 24-month maturity from issuance. The holder of ORNANE may request at any time to convert them during their maturity period, and at that time the Company will be able to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 115% of the principal.

Number of securities and dilution (assumptions)

As of June 30, 2022, based on 163,823,503 outstanding shares, assuming conversion on this day and a conversion price equal to 97% of the pricing period VWAP of €0.1006 dilution is reflected as follows:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuing of new ORNANE	1.00%	0.95%
Upon conversion of the ORNANE from 8 of Atlas: issuing of 39 776 903 additional shares	0.80%	0.77%

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42